Exhibit 99.2

American Rebel Holdings, Inc. (NASDAQ: AREB) Announces Agreement with C&L Distributing, Minnesota’s Leading Beer Distributor, Becomes Latest Top-Tier Partner for American Rebel Light Beer

America’s Patriotic Beer - American Rebel Light Expands Distribution Across the Mid-Western USA into Minnesota

Nashville, TN, Aug. 13, 2025 (GLOBE NEWSWIRE) — American Rebel Light Beer ( www.americanrebelbeer.com ) and American Rebel Beverages, a division of American Rebel Holdings, Inc. (NASDAQ: AREB) ( www.americanrebel.com ), the fastest-growing patriotic lifestyle beer in the U.S., proudly announce their launch in Minnesota through a new distribution partnership with C&L Distributing, the largest beer distributor in central Minnesota. The partnership marks another major victory in American Rebel Light Beers rapid national expansion.

From Nashville to the Nation: American Rebel Light Beer’s Relentless Rise Continues

In less than one year from its first production run—completed in Q3 2024—American Rebel Light Beer has stormed onto the scene, winning over some of the nation’s most respected, top-tier beer distributors. This rapid-fire expansion is no accident—it’s the product of a strategic offensive launched from our Nashville, Tennessee home base, pushing outward across the Southeastern U.S., the East Coast, and into critical Midwestern strongholds.

The addition of Minnesota plants the American Rebel flag in our 13th state, with two more poised to join the ranks in the very near future. Every new territory is chosen with precision, ensuring we partner with distributors who not only deliver reach, but embody the same bold, unapologetic values that are displayed prominently and proudly on each can of American Rebel Light Beer.

Our surge is powered by a high-impact rollout strategy that zeroes in on markets where our message resonates loudest, a boots-on-the-ground approach that forges real connections with consumers, and a relentless pursuit of excellence at retail. This isn’t just growth—it’s an American-made breakthrough that’s rewriting the playbook for lifestyle beer brands.

And in Minnesota, our newest alliance with C&L Distributing will only accelerate that momentum—uniting American Rebel Light Beer with a family-owned powerhouse that knows its market, commands respect and shares our patriotic business values.

Minnesota becomes the 13th state in American Rebel’s distribution footprint, with two additional states slated to launch in the very near future. The brand’s momentum reflects a strategic rollout focused on high-affinity markets, grassroots engagement, and retail execution.

C&L Distributing adds America’s Fastest Growing Beer —Just in Time for NHRA Brainerd

“C&L Distributing is exactly the kind of partner we want riding with us—family-owned, battle-tested, and relentless in serving every retailer and watering hole across Minnesota,” said Andy Ross, CEO of American Rebel Holdings, Inc. “Top Tier Distributors like C&L know this market like the back of their hand, and they share our unapologetic love of freedom, our pride in the Stars and Stripes, and our belief in the American way. We’re proud to have them carrying America’s Patriotic Beer—American Rebel Light—and together, we’re ready to Rebel Up and take Minnesota by storm.”

With a footprint that spans 35 counties and services more than 2,600 retailers from seven strategically located facilities, C&L Distributing ( candldistributing.com ) stands as a market leader in Minnesota’s beer and beverage industry. Headquartered in Sauk Rapids and proudly family-owned since its founding in 1983, C&L has been built over five generations on a foundation of integrity, consistency, and an unwavering commitment to its customers.

Their reputation is the product of decades of executional excellence, award-winning customer service, and an unmatched understanding of retail dynamics. From small-town community bars to large-format national chains, C&L has cultivated deep, long-standing relationships that give them a decisive edge in reaching consumers where they live, work, and celebrate.

Beyond beer, C&L’s diverse portfolio is a testament to their market leadership. It features world-class brands like Anheuser-Busch InBev’s full lineup, regional craft favorites, a robust selection of wines and spirits, and a growing range of non-alcoholic beverages—ensuring they deliver on every consumer occasion.

For American Rebel Light Beer, partnering with C&L means more than just gaining a distributor—it means aligning with a company whose values and vision mirror our own. C&L’s market expertise, proven track record, and dedication to long-term growth make them the ideal force to help establish and expand America’s Patriotic Beer across Minnesota.

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The launch fires on all cylinders with American Rebel’s full-throttle motorsports activation at the NHRA Nationals in Brainerd—where thousands of fans will raise a can, wave the flag, and experience America’s Fastest Growing Beer firsthand. From on-site sampling and exclusive merchandise to high-visibility retail tie-ins, the brand will be front and center all weekend. Backed by C&L’s unmatched distribution muscle, American Rebel Light Beer will hit shelves across the Brainerd Lakes region and beyond—driving trial, building loyalty, fueling repeat purchases and building lifetime patriotic customers.

“We don’t plan on just showing up in Minnesota—we plan on taking over,” said Todd Porter, President of American Rebel Beverage. “ American Rebel Light Beer is America’s Patriotic, God-Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer, and C&L Distributing has the horsepower to put us everywhere in Minnesota that beer drinkers’ shop, gather, and celebrate. NHRA Brainerd is the perfect launchpad for us to plant the flag and never look back.”

Minnesota Launch Highlights for American Rebel Light Beer

American Rebel Light Beer’s Minnesota debut is more than just another state launch—it’s a strategic expansion designed for immediate market impact and long-term growth:

●	Launch perfectly timed with the NHRA Nationals at Brainerd International Raceway, delivering instant brand exposure to thousands of motorsports fans.

●	Strategic distribution partnership with C&L Distributing, servicing 2,600+ retailers across 35 counties from seven strategically located facilities.

●	Retail penetration across grocery, convenience, and independent channels ensures rapid consumer access and brand trial.

●	Expanded geographic reach into the Brainerd Lakes region and central Minnesota—markets known for high beer consumption and loyal repeat buyers.

●	On-site sampling, event activations, and motorsports tie-ins designed to convert event exposure into long-term consumer adoption.

●	Minnesota becomes the 13th state in American Rebel’s distribution network, with two additional state launches on the near-term horizon.

Why Minnesota Is another Strategic Win for American Rebel Light Beer

●	High consumption market — Ranks #3 in beer consumption per capita in the U.S., averaging 28.5 gallons per person annually (source: World Population Review).

●	Cultural alignment — Minnesota consumers resonate with American Rebel’s patriotic, freedom-first brand identity.

●	Strong retail infrastructure — High-volume sales channels and category-loyal consumers present a prime environment for rapid market share growth.

●	Regional growth potential — Serves as a strategic entry point for deeper penetration into the Midwest.

●	Motorsports synergy — NHRA Brainerd and other regional events create recurring touchpoints to deepen consumer engagement and drive sales velocity

American Rebel Light Beer isn’t just expanding—it’s on a mission. With C&L Distributing powering our presence in Minnesota, America’s Fastest Growing Beer is charging full throttle toward becoming the #1 domestic light beer in the country. We’re claiming shelf space, winning high profile iconic bar placements, and converting casual drinkers into lifetime loyalists who share our unapologetic love for freedom, faith, country, and motorsports. From Nashville to the North, this is more than a launch - it’s the latest victory in a nationwide takeover. And make no mistake: the American Rebel Light Beer flag will keep flying higher, state after state, until we’re leading the category from coast to coast.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the introduction of American Rebel Light Beer, the company is now making waves in the beverage space. Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

About American Rebel Light Beer

American Rebel Light is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi and now, Minnesota.

For more information about the launch events and the availability of American Rebel Beer, please visit American Rebel Beer or follow us on social media platforms @AmericanRebelBeer.

Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Inquiries

Matt Sheldon

Matt@Precisionpr.co

917-280-7329

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations

ir@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our continued sponsorship of high profile events, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.